SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

BEST ENERGY SERVICES, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
08651W104
(CUSIP Number)
Leonard H. Bloom
Akerman Senterfitt
1 S.E. 3rd Avenue, 28th Floor
Miami, FL 33131
(305) 374-5600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 14, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08651W104	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morris Gad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		3,135,000 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,135,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,135,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.99%

14	TYPE OF REPORTING PERSON

IN
(1) This amount includes 279,000 shares of preferred stock convertible into 697,500 shares of Issuer common stock.

CUSIP No. 08651W104	13D	Page 3 of 5 Pages
ITEM 1. SECURITY AND ISSUER.
          This Schedule 13D relates to the common stock of Best Energy Services, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive office of the Company is located at 1010 Lamar Street, Suite 1200, Houston, Texas, 77002.
ITEM 2. IDENTITY AND BACKGROUND.
          This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Morris Gad. Mr. Gad is the Co-President of Almod Diamonds, Inc., a retail jeweler, with a business address at 592 Fifth Avenue, New York, New York 10036.
          Mr. Gad has not, during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          On January 17, 2008, Mr. Gad, without admitting or denying the substantive allegations of the compliant, consented to a final judgment of permanent injunction against violations of the anti-fraud provisions of the federal securities laws, and agreed to disgorge approximately $399,000 and pay a civil penalty of approximately $399,000 in the case SEC v. Morris Gad and Nathan Rosenblatt, 07-CV-8385 (GEL), S.D.N.Y. The complaint alleged that Mr. Rosenblatt, a member of the audit committee of NBTY, Inc., tipped Mr. Gad with material, non-public information prior to that company’s earnings release, and that Mr. Gad traded on such information.
          Mr. Gad is a U.S. citizen.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          Mr. Gad used personal funds in the amount of $600,000, and placed a certificate of deposit with a financial institution as security to enable the Company to obtain a line of credit, in order acquire the Common Stock and Preferred Stock currently owned by him.
ITEM 4. PURPOSE OF TRANSACTION.
(a) Mr. Gad is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.
Mr. Gad has no present intent to take any action that would result in:
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;
(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Company’s business or corporate structure;
(g) changes in the Company’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

CUSIP No. 08651W104	13D	Page 4 of 5 Pages
     Notwithstanding the foregoing, Mr. Gad will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a) Mr. Gad beneficially owns 3,135,000 shares of the Company’s common stock, representing 14.99% of the class and is the record holder of 2,437,500 shares of the Company’s common stock, which represents 12% of the class. Mr. Gad is the beneficial owner of 279,000 shares of Series A Preferred Stock which can be converted into 697,500 shares of the Company’s common stock at anytime.
(b) Mr. Gad has the sole power to vote and dispose of all shares of the Company’s common stock held by him.
(c) No other transactions were effected in the Company’s common stock during the last sixty days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Gad.
(e) Mr. Gad continues to be the beneficial owner of more than five percent of the outstanding common stock of the Company.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          None
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
          Not applicable.

CUSIP No. 08651W104	13D	Page 5 of 5 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 30, 2008

/s/ Morris Gad
Morris Gad